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EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS FROM CONTINUING OPERATIONS TO FIXED CHARGES AND EARNINGS FROM CONTINUING OPERATIONS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(Unaudited)

	Years Ended December 31:
(Dollars in millions)
	2003	2002	2001	2000	1999
Income from continuing operations before income taxes (1)	$10,863	$7,537	$11,488	$11,378	$11,653
Add:
Fixed charges, excluding capitalized interest	1,121	1,237	1,639	1,872	1,911

Income as adjusted before income taxes	$11,984	$8,774	$13,127	$13,250	$13,564

Fixed charges:
Interest expense	$648	$778	$1,198	$1,427	$1,455
Capitalized interest	15	35	33	20	23
Portion of rental expense representative of interest	473	459	441	445	456

Total fixed charges	$1,136	$1,272	$1,672	$1,892	$1,934
Preferred stock dividend (2)	—	—	14	29	32

Combined fixed charges and preferred stock dividends	$1,136	$1,272	$1,686	$1,921	$1,966

Ratio of income from continuing operations to fixed charges	10.5	6.9	7.9	7.0	7.0
Ratio of income from continuing operations to combined fixed charges and preferred stock dividend	10.5	6.9	7.8	6.9	6.9

(1)
Income from continuing operations before income taxes excludes (a) amortization of capitalized interest and (b) the company's share in the income and losses of less-than-fifty percent owned affiliates.

(2)
Included in the ratio calculation are preferred stock dividends of $10 million for 2001, $20 million for 2000 and 1999, respectively, or $14 million for 2001, $29 million in 2000 and $32 million in 1999 representing the pre-tax income that would be required to cover such dividend requirements based on the company's effective tax rate for 2001, 2000 and 1999, respectively.

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  EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS FROM CONTINUING OPERATIONS TO FIXED CHARGES AND EARNINGS FROM CONTINUING OPERATIONS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Unaudited)